June 3, 2021

VIA EDGAR

Securities and Exchange

Commission Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field and Mara Ransom

Re:	Copart, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2020

Filed September 28, 2020

Definitive Proxy Statement

Filed November 2, 2020

File No. 000-23255

Ladies and Gentlemen:

Copart, Inc. (the “Company”) submits this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 21, 2021, relating to the Company’s Form 10-K for the fiscal year ended July 31, 2020 (File No. 000-23255) originally filed with the Commission on September 28, 2020 and the Company’s Definitive Proxy Statement (File No. 000-23255) originally filed with the Commission on November 2, 2020.

In this letter, the comment from the Staff has been recited in italicized, bold type, and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended July 31, 2020

General

1.

We note that your forum selection provision in your Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please tell us whether and to what extent this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and

Securities and Exchange Commission

June 3, 2021

regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, in future filings, please clearly describe the provision in your disclosure including any risks to investors related to the provision. Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company respectfully advises the Staff that the forum selection provision in the Company’s Certificate of Incorporation is intended to address matters arising under Delaware law and is not intended to apply to actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company proposes to provide the following disclosure in its risk factors, commencing with its upcoming Annual Report on Form 10-K for the fiscal year ended July 31, 2021:

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) any action or proceeding asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware.

This provision does not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, for which the U.S. federal courts have exclusive jurisdiction, or the Securities Act of 1933, as amended.

Securities and Exchange Commission

June 3, 2021

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provisions. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, other employees, stockholders, or others which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision. Further, in the event a court finds the exclusive forum provision contained in our certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

Definitive Proxy Statement

All Equity Compensation Program for Years Ending April 2020, April 2021..., page 42

2.

We note that Mr. Adler’s stock option grant includes a performance condition such that the average closing price of your common stock on the Nasdaq stock market must exceed 125% of the applicable exercise price for at least twenty consecutive trading days. In future filings, please discuss if and how your stock repurchase plan affected the manner in which the compensation committee set this performance condition and determined whether such condition has been met. Refer to Item 402(b)(2) of Regulation S-K.

The Company respectfully advises the Staff that while the Compensation Committee was aware of the Company’s stock repurchase program at the time the relevant targets for Mr. Adair’s option were set, the stock repurchase program did not affect the Compensation Committee’s view with respect to the performance condition.

The Company further advises the Staff that it did not repurchase any shares of its common stock under the repurchase program between the date the Board approved Mr. Adair’s option grant and the date the relevant performance condition was satisfied.

In response to the Staff’s comment, the Company will include additional disclosure in its Compensation Disclosure and Analysis in future proxy statements noting the existence of the stock repurchase program and the Compensation Committee’s views of the program in connection with establishing any price-based performance targets under equity incentive awards.

Securities and Exchange Commission

June 3, 2021

Compensation Program for Other Named Executive Officers, page 43

3.

In future filings, please revise your disclosure to provide additional information around how your compensation committee makes determinations regarding cash bonuses. In this regard, we note your disclosure on page 43, which states that the committee determines bonus amounts based upon a “quantitative review of Copart’s performance against the board-approved operating plan and its qualitative review of individual performance and other factors deemed relevant.” Clarify whether the committee gives particular weight to the quantitative or qualitative factors and describe in more detail the precise factors taken into account for each named executive officer.

In response to the Staff’s comment, the Company will include additional disclosure in future proxy statements concerning how our Compensation Committee makes determinations regarding cash bonuses and clarify whether the committee gives particular weight to certain factors.

Please direct any questions or comments to me at (972) 391-5000 or john.north@copart.com.

Very truly yours,

/s/ John North

John North
Senior Vice President and Chief Financial Officer